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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment company (“fund”) that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (“Act”), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.	To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

(a)	The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund (“Merger”);

(b)	The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs (“Liquidation”);

(c)	The fund qualifies for an exclusion from the definition of “investment company” under section 3(c)(1) or section 3(c)(7) of the Act (“Abandonment of Registration”); or

(d)	The fund has become a business development company (“Business Development Company”).

2.

If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.	This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.	Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.	No fee is required to submit this form or any amendments.

6.	Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Potential persons who are to respond to the collection of
SEC 1691 (9-10)	information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Mellon Optima L/S Strategy Fund, LLC ( (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-21694

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Mellon Optima L/S Strategy Fund, LLC

BNY Mellon Financial Center

One Boston Place, 024-0071

Boston, Massachusetts 02108

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Karen Spiegel, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2192

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Mellon Hedge Advisors LLC

BNY Mellon Center

201 Washington Street

Boston, Massachusetts 02108

NOTE: Once deregistered, a fund is still required to maintain and preserve the recordsdescribed in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Mellon Hedge Advisors LLC

BNY Mellon Center

201 Washington Street

Boston, Massachusetts 02108

Optima Asset Management LLC

10 East 53rd Street

New York, NY 10022

Optima Fund Management LLC

10 East 53rd Street

New York, NY 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not ever retained a principal underwriter.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811- __________

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the board vote took place: March 3, 2020

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes            ☒  No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to the Fund’s Limited Liability Company Agreement, a vote of members of the Fund is not required in order to liquidate or dissolve the Fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes            ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

August 27, 2020 (Distribution to members)

November 10, 2020 (Transfer of all remaining assets to liquidating trust)

(b)	Were the distributions made on the basis of net assets?

☒  Yes            ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒  Yes            ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☒  Yes            ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Upon the transfer of Fund assets to the liquidating trust, units representing each member’s pro rata interest in the trust were issued to each member. No units of the Fund or units of the trust were or are owned by affiliates.

17.	Closed-end funds only:

Has the fund issued senior securities?

☐  Yes            ☒  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐  Yes            ☒  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? None.

(b)	Describe the relationship of each remaining shareholder to the fund:

On March 3, 2020, consistent with the recommendation of Mellon Hedge Advisors LLC (“MHA”), the Fund’s investment adviser, the Board determined that it would be in the best interests of members to liquidate the Fund. The liquidation was effected in accordance with an Agreement and Plan of Liquidation that was approved by the Board (the “Plan”) on June 9, 2020 and pursuant to which MHA served as liquidator. As permitted by the Plan, a Delaware statutory trust was formed by the Fund to serve as a liquidating trust (the “Liquidating Trust”). Use of the Liquidating Trust was deemed appropriate because the Fund operated as a fund of hedge funds and invested its assets in underlying private investment funds (“Portfolio Funds”) and the Fund’s withdrawal of its assets from certain Portfolio Funds are subject to various restrictions. MHA serves as liquidator of the Liquidating Trust and does not receive any fee in exchange for its services. Each member of the Fund has received a pro rata beneficial interest in the Liquidating Trust equal to the member’s percentage ownership of units of the Fund. Effective upon the formation of the Liquidating Trust on November 10, all of the Fund’s remaining assets and known liabilities were transferred by the Fund to the Liquidating Trust. The transferred assets consisted of all cash, receivables on investments sold and interests in Portfolio Funds from which investments by the Fund could not then be withdrawn, and all rights, title, and interest in all of the Fund’s assets. The Liquidating Trust will seek to raise cash through an orderly liquidation of the Liquidating Trust’s assets and distribute cash, net of amounts needed to pay Liquidating Trust expenses and other liabilities, periodically to the holders of units of the Liquidating Trust (i.e., the former members of the Fund). As of the date of this filing, the Fund has no assets or liabilities.

The Liquidating Trust is not required to be registered under the Investment Company Act of 1940, as amended (the “1940 Act”) because all of its activities are incidental to its dissolution. See Section 7(a) of the 1940 Act. The Liquidating Trust has, however, agreed to the following as conditions to the Fund’s de-registration under the 1940 Act:

•	The Liquidating Trust will operate in compliance with Section 17(a) of the 1940 Act as if it was a registered investment company.

•

None of the Fund’s current or prior investment advisers or any of their respective “affiliated persons” (as defined in the 1940 Act) will receive any fee or other payment, directly or indirectly, from the Liquidating Trust, except that BNY Mellon Trust of Delaware, an affiliated person of MHA, serves as trustee of the Liquidating Trust and is compensated for its services as such. In this regard, the Plan authorizes MHA, as liquidator, to appoint the trustee for the Liquidating Trust (including a trustee that is an affiliated person of MHA), subject to the requirements that: (i) in doing so MHA acts in good faith and in the best interests of the Liquidating Trust and Members and selects a trustee that MHA believes is experienced and qualified to provide services of the type required by the Liquidating Trust; and (ii) the trustee is retained on such terms and for such consideration as MHA believes to be fair and reasonable. In addition, the Plan provides that if the trustee to be retained is an affiliated person of MHA, MHA must make reasonable determinations that: (a) the services to be performed by the affiliated person are services required for the operation of the Liquidating Trust; (b) the affiliated person is experienced in providing services of the type required by the Liquidating Trust; (c) the nature and quality of services to be provided by the affiliated person are at least equal to those provided by others offering the same or similar services; and (d) the fees to be charged by the affiliated person are reasonable and fair in the judgment of MHA giving due consideration to the nature and expected quality of services to be provided and other factors that MHA deems relevant.

•

The Liquidating Trust will maintain and preserve all books and records relating to the Liquidating Trust as if it were a registered investment company consistent with Section 31 of the 1940 Act, and the rules thereunder, and promptly make available to the staff of the Commission any such records and personnel as requested.

•

In addition, the Liquidating Trust shall maintain the books and records of each of the Fund and the Liquidating Trust, including all records relating to the liquidation of the Fund and the formation of the Liquidating Trust, that were in existence prior to the transfer of assets to the Liquidating Trust consistent with, and to the extent and for the time periods required by, Section 31 of the 1940 Act and the rules thereunder. All such records will be maintained by MHA.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes            ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes            ☒  No

Please see response to Item 18(b).

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes            ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes            ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: approximately $250,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $50,000 for attestation services provided by Ernst & Young LLP

(iv)	Total expenses (sum of lines (i)-(iii) above): approximately $300,000

(b)	How were those expenses allocated? The expenses of the Fund associated with liquidation were paid by the Fund or will be paid by the Liquidating Trust.

(c)	Who paid those expenses? The expenses have been and are being paid by the Fund and the Liquidating Trust.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes            ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes            ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes            ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mellon Optima L/S Strategy Fund, LLC; (ii) he is an authorized signatory of Mellon Optima L/S Strategy Fund, LLC; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ ANTHONY J. MASTROCOLA
Anthony J. Mastrocola
President and Chief Executive Officer